
10012288



WHAT VINTAGE ARE YOU?

FOSSIL

2009 ANNUAL REPORT








AUTHENTIC
FOSSIL
GENUINE
what Vintage are you?








FOSSIL





NET SALES
(in thousands of dollars)


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OPERATING INCOME
(in thousands of dollars)


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NET INCOME
(in thousands of dollars)


140
130
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STOCKHOLDERS' EQUITY
(in thousands of dollars)


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Always in style

FINANCIAL HIGHLIGHTS

Fiscal Year *IN THOUSANDS, EXCEPT PER SHARE DATA*	2009	2008	2007	2006	2005
Net sales	$1,548,093	$ 1,583,242	$ 1,432,984	$ 1,213,965	$ 1,043,120
Gross profit	844,850	851,151	742,031	608,919	535,140
Operating income	211,627	205,770	186,485	123,325	108,988
Income before taxes attributable to Fossil, Inc.	213,776	189,429	187,526	118,795	102,948
Net income attributable to Fossil, Inc.	139,188	138,097 (1)	123,261 (2)	77,582	75,670 (3)
Earnings per share:					
Basic	2.09	2.05 (1)	1.81 (2)	1.15	1.07 (3)
Diluted	2.07	2.02 (1)	1.75 (2)	1.13	1.04 (3)
Weighted average common shares and common equivalent shares outstanding:					
Basic	66,684	67,525	68,213	67,177	70,476
Diluted	67,153	68,323	70,333	68,817	72,424
Working capital	$ 701,193	$ 556,497	$ 546,410	$ 357,608	$ 326,502
Total assets	1,276,483	1,087,296	1,122,628	852,597	745,142
Total long-term liabilities	62,791	74,964	66,432	22,914	35,628
Stockholders' equity attributable to Fossil, Inc.	962,781	802,144	771,662	602,201	526,317
Return on average stockholders' equity attributable to Fossil, Inc.	16.2 %	17.8 %	18.3 %	14.2 %	14.0 %

(1) Includes $7.3 million in expenses, net of tax, related to the write-down of certain other than temporary investment, fixed asset and intangible asset impairments and a $20.8 million benefit in income tax expense related to the reduction of certain current and long-term tax liabilities in connection with completion of prior year income tax audits.

(2) Includes $8.6 million in expenses, net of tax, relating to our voluntary evaluation of our accounting for equity-based compensation, including the appropriateness of accounting measurement dates used to determine the amounts of compensation charges and related tax effects which have been previously disclosed in filings with the U.S. Securities and Exchange Commission.

(3) Includes a tax benefit of $12 million related to the repatriation of subsidiary earnings which were not considered permanently invested pursuant to the American Jobs Creation Act of 2004.

LETTER TO STOCKHOLDERS

Dear Stockholders,

Our fiscal 2009 financial results finished in record territory, culminating in net sales of $1.55 billion and record operating income and diluted earnings per share of $212 million and $2.07, respectively. The year began with considerable uncertainty, as economies around the world were in recession. While our strategic initiatives remained unchanged, we realized we needed to temper our growth plans while tightening our belt until the economic climate improved. Increased emphasis was placed on differentiating our products, generating compelling branded product offerings and executing on our most promising growth opportunities. As a result, we were able to tactically and profitably gain market share while increasing efficiencies across our organization and generating substantial cash flow.

Utilizing our globally recognized brands and talented design teams, we drove innovation into our product offerings, allowing us to compete in a full-price manner within an otherwise highly promotional environment. Enhanced styling and the use of new and mixed materials generated strong pockets of growth, especially in our higher price point offerings. Utilizing the information from our global points of sale, we were able to identify fashion trends as well as our strongest product offerings. This allowed us to buy into our strength prior to the fourth quarter and take advantage of the slight rebound in the U.S. economy as well as enhancing our market share internationally. In 2009, 54% of our net sales were generated outside of the U.S. With product offerings in over 100 countries, we believe we can mitigate our risk through diversification and at the same time increase overall sales and profit potential.

We also continued to increase the penetration, awareness and product offerings under the FOSSIL brand umbrella. Our owned retail store expansion grew by 7% to 639,000 square feet over a base of 354 stores by year end, with most of our net 30 new store openings taking place outside of the U.S. Increased productivity within our stores resulted in comparable store sales increases in every quarter and global comparable stores sales growth of 7.8% for the year, including 12.1% growth in the fourth quarter. In addition to our retail platform growth, we continued to broaden and evolve our FOSSIL product line offerings. During 2009, we expanded our non-watch offerings into numerous new international points of sale, expanded our FOSSIL jewelry offerings in the U.S. and launched our women's footwear line while continuing to rollout our men's footwear offering. Expansion of our catalog initiatives and the upgrade and expansion of our consumer websites also drove increased traffic and sales to our retail and wholesale channels while continuing to build FOSSIL brand awareness and loyalty.

We ended the year with cash and cash equivalents totaling $405 million placing the company in a position of solid financial strength. Our great brands which we distribute across multiple product categories and a superior distribution network has us well positioned to continue the solid momentum from the fourth quarter of 2009 into 2010. Our brands and product lines are in high demand with consumers and our global retail stores continue to experience double-digit comparable store sales gains in early 2010. We realize that the economies around the world are still uncertain and, as a result, we will continue to focus on capitalizing on our most promising opportunities while maintaining our new level of inventory and expense discipline. We expect our retail store expansion to continue at about the same net store growth we experienced in 2009, with a continued focus on opportunities outside of the U.S. where we face less competition and more profitable operating metrics. Increasing market share in a profitable manner is our goal and we believe we can deliver solid sales and earnings in 2010.

Finally, we would like to thank our 8,000 employees worldwide as well as our customers, suppliers and stockholders for their continued support and dedication.

Sincerely,



Tom Kartsotis
Chairman



Kosta N. Kartsotis
Chief Executive Officer



Michael W. Barnes
President and Chief Operating Officer

CORPORATE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS

Tom Kartsotis
Chairman of the Board

Kosta N. Kartsotis
Chief Executive Officer and Director

Michael W. Barnes
President, Chief Operating Officer and Director

Jal S. Shroff
Director

Livio Galanti
Executive Vice President

Mike L. Kovar
Executive Vice President, Chief Financial Officer and Treasurer

Jennifer Pritchard
President, Retail Division

Mark D. Quick
Vice Chairman

Elaine Agather
Director

Kenneth W. Anderson
Advisory Director

Jeffrey N. Boyer
Director

Alan J. Gold
Advisory Director

Elysia Holt Ragusa
Director

James E. Skinner
Director

Michael Steinberg
Director

Donald J. Stone
Director

James M. Zimmerman
Director

CORPORATE INFORMATION

Transfer Agent and Registrar:
Mellon Investor Services LLC
P. O. Box 358015
Pittsburgh, PA 15252-8015

Principal Independent Auditors:
Deloitte & Touche LLP
2200 Ross Avenue
Dallas, TX 75201

Corporate Counsel:
Haynes and Boone, LLP
2323 Victory Avenue
Suite 700
Dallas, TX 75219

OUR WEBSITE

The Company maintains a website at the worldwide internet address of www.fossil.com. Certain product, event, and investor relations information concerning the Company is available at the site.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on **Wednesday, May 19, 2010, at 9:00 am** at the Company's headquarters, 2280 N. Greenville Ave., Richardson, Texas.

COMPANY INFORMATION

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, and the Annual Report to Stockholders, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 2280 N. Greenville Ave., Richardson, Texas 75082-4412, or online at www.fossil.com.


AUTHENTIC
FOSSIL®
GENUINE